NUMICO

RECEIVED

2007 AUG 17 A 10: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

KONINKLIJKE NUMICO N.V.

WTC Schiphol Airport
Tower E
Schiphol Boulevard 105
1118 BG Schiphol Airport

Postbus 75538
1118 ZN Schiphol Airport

Telefoon 020 4569000
Telefax 020 4568000

KvK Den Haag
27090619

U.S. Securities and Exchange Commission [redacted]
Office of International Corporate Finance
100 F. Street, N.E.
Washington D.C. 20549
United States of America
Mail Stop: Room 3628

07026045

Re: Koninklijke Numico N.V.; exemption number No. 82-5015

SUPPL

Schiphol Airport, August 7, 2007

Dear Madam, Sir,

On behalf of Koninklijke Numico N.V., I hereby submit the following enclosed information:

1. Press release First Half Year and Second Quarter 2007

Your sincerely,

J. Onno van Klinken
Company Secretary

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

dlw 8/20

NUMICO

Press Release

First Half Year and Second Quarter 2007

Record Sales Growth for Baby and Clinical in Q2

3 August 2007

Financial Highlights First Half Year 2007 *(on a comparable basis)*[1]

- Total sales up 12.4%; EBITA margin at 19.1%
- Baby Food sales up 11.5%; EBITA margin at 18.9%
- Clinical Nutrition sales up 14.8%; EBITA margin at 26.5%
- Normalised profit up 18.4% and normalised basic EPS up 16.7%[2] (at reported rates)
- Trade working capital improved 200 bps to 8.8% of sales

Financial Highlights Second Quarter 2007 *(on a comparable basis)*[1]

- Total sales up 15.1%; EBITA margin at 19.4%
- Baby Food sales up 15.0%; EBITA margin at 19.1%
- Clinical Nutrition sales up 15.5%; EBITA margin at 26.7%

CEO Statement

"We are proud to report that Numico achieved a record-high second quarter 2007 performance of 15.1% growth, driven by superior growth in both divisions - with Baby Food sales up 15.0% and Clinical Nutrition up 15.5%. During the first half of 2007, Numico achieved excellent organic growth of 12.4%, with a margin improvement of 20 bps to 19.1%, which is at the top-end of our guidance.

These topline and margin results confirm the overall operational strength of Numico's businesses and the agility of our people. We have generated high-growth, high-margin results in the first half of 2007, while implementing price increases and cost-savings programs within a challenging raw material price environment.

Based on these strong results, we reconfirm that we are well on track to deliver a third consecutive year of double-digit growth with total organic sales growth of 10 - 12%, with an EBITA margin improvement of between 10 and 20 bps in 2007."

Second Quarter 2007	Second Quarter 2006	% change comp.[1]	% change actual	*(€ mln)*	Half Year 2007	Half Year 2006	% change comp.[1]	% change actual
730	644	15.1	13.4	**Sales**	1,404	1,277	12.4	10.0
142	121	17.7	16.9	**EBITA**	268	239	13.6	12.2
86	73	-	18.7	**Normalised profit for the period**[2]	160	136	-	18.4
0.45	0.38	-	16.9	**Normalised EPS (€)**[2]	0.83	0.71	-	16.7
130	65	-	100.0	**Profit for the period**	204	112	-	81.8
0.67	0.34	-	97.0	**Basic EPS (€)**	1.06	0.59	-	79.1
0.63	0.32	-	94.6	**Diluted EPS (€)**	1.00	0.57	-	76.4

[1] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excluding exceptionals (please refer to appendix 5)*
[2] *'Normalised' excludes discontinued businesses, acquisition and integration costs and exceptionals after tax(appendix 4)*

OUTLOOK

Based on the strong potential of the markets in which Numico operates, the company reconfirms that it expects total sales to grow organically between 10 - 12% and the EBITA margin to improve between 10 and 20 bps in 2007. The outlook reflects the current expectations on the impact of raw material price developments.

These targets are all based on constant scope of consolidation, constant exchange rates, excluding exceptionals and barring unforeseen circumstances.

FINANCIAL REVIEW *(on a comparable basis[3])*

First Half Year 2007

Reported sales increased 10.0% to € 1,404 mln in the first half of 2007. This growth consisted of 12.4% organic growth, on the back of 11.5% organic growth in Baby Food and 14.8% in Clinical Nutrition. Organic sales growth was driven by 9.2% in volume and 3.2% in price/mix. Change in business scope and currency translation effects both negatively impacted reported growth by (1.2)%. The negative impact of the earthquake in Indonesia on sales in Q2 06 contributed 0.6% to organic growth in the first half of 2007.

(€ mln)	Sales			EBITA	EBITA margin
	HY 07	HY 06	change[3]	HY 07	HY 07
Baby Food	1,013	916	11.5	192	18.9
Clinical Nutrition	384	357	14.8	102	26.5
Non-allocated	-	-	-	(26)	-
Numico continued	**1,396**	**1,273**	**12.4**	**267**	**19.1**
Business to be divested	8	4	-	1	-
Total Numico	**1,404**	**1,277**	**-**	**268**	**-**

The gross margin was 68.6% in the first half of 2007 which is 120 bps higher than the gross margin in 2006. The steep upward pricing trend in a number of milk-related ingredients seems to have recently stabilised. Numico has secured its raw material spend for 2007 through forward buying and the company has initiated forward buying into 2008 as well.

Numico intends to offset the negative impact of higher raw material prices through price increases and various cost savings initiatives. Price increases in Baby Food are being successfully implemented across most regions and this will continue into the second half of 2007. No material negative impact on volumes have been witnessed to date. The implementation of various cost savings initiatives is also on track.

Numico's EBITA margin was 19.1%, an improvement of 20 bps compared to the first half of 2006.

Normalised profit for the period and normalised basic earnings per share amounted to € 160 mln and € 0.83, up 18.4% and 16.7%, respectively.

Second Quarter 2007

Reported sales increased 13.4% to € 730 mln in the second quarter of 2007. This growth consisted of a record-high organic growth of 15.1%, on the back of 15.0% organic growth in Baby Food and 15.5% in Clinical Nutrition. Organic sales growth was driven by 12.0% in volume and 3.1% in price/mix. Change in business scope and currency translation effects negatively impacted reported growth by (1.5)% and (0.2)%, respectively. The negative impact of the earthquake in Indonesia in Q2 06 contributed 1.2% to organic growth in Q2 07.

[3] *'Based on constant scope of consolidation and constant exchange rates and excludes exceptionals (please refer to appendix 5)*

(€ mln)	Sales			EBITA	EBITA margin
	Q2 07	Q2 06	change[4]	Q2 07	Q2 07
Baby Food	528	459	15.0	101	19.1
Clinical Nutrition	200	184	15.5	54	26.7
Non-allocated	-	-	-	(13)	-
Numico continued	**728**	**643**	**15.1**	**141**	**19.4**
Business to be divested	2	1	-	0	-
Total Numico	**730**	**644**	-	**142**	-

Numico's EBITA margin was 19.4% or 40 bps higher compared to the second quarter of 2006.

Normalised net profit and normalised earnings per share amounted to € 86 mln and € 0.45, up 18.7% and 16.9%, respectively.

REVIEW BY ACTIVITY *(on a comparable basis)*[4]

Baby Food

Baby Food sales increased organically by 11.5% to € 1,013 mln in the first half of 2007. This growth was driven by 7.8% in volume and 3.7% in price/mix. Growth in Western Europe accelerated from 3% in 2006 to 4% in the first half of 2007. This performance was driven by continued high growth in the UK and Ireland and accelerating growth in Italy and Belgium, which was partly offset by continued underperformance in France. Asia Pacific and the Rest of the World grew by 15% and 25%, respectively, with particularly strong growth in Russia, Indonesia, Turkey and Vietnam. The EBITA margin remained stable at 18.9%.

Baby Food sales grew by 15.0% in the second quarter of 2007. The EBITA margin improved 20 bps to 19.1% in the quarter, supported by more selective A&P spending.

The earthquake in Indonesia in 2006 contributed 1.6% and 0.8% to organic growth in the second quarter and the first half of 2007, respectively.

Clinical Nutrition

Sales in Clinical Nutrition grew organically by 14.8% to € 384 mln in the first half of 2007. This growth was driven by 13.1% in volume and 1.7% in price/mix. Growth was supported across all regions with Northern Europe growth at 12%, Southern Europe at 15% and Rest of the World at 24%. This strong growth performance reflects the division's increased focus and enhanced business model as well as the complete recovery of the German market. The UK, US, France and Brazil delivered particularly strong performances. The EBITA margin was 26.5%, 10 bps higher compared to the first half of 2006.

Sales continued to accelerate in the second quarter of 2007 with growth of 15.5%. The EBITA margin improved 10 bps to 26.7%.

OTHER FINANCIAL INFORMATION

Tax

The tax charge in the second quarter was positively impacted by an exceptional tax benefit of € 44 mln which is due to i) a decrease of the value of the deferred tax liability related to the Dumex brand value, following a reduction of the Danish tax rate and ii) adjustments of Dutch tax deductible goodwill. The underlying effective (P&L) tax charge and cash tax rate were 28.4% and 20.5%, respectively, in the first half of 2007. More information can be found in appendix 7.

[4] *'Comparable basis' is at constant scope of consolidation and constant exchange rates and excl. exceptionals*

Cash Flow

Total trade working capital improved 200 bps to 8.8% of sales compared to June 2006. Capital expenditure amounted to € 74 mln, or 5.3% of sales in the first half of 2007.

Cash generated from operations was € 252 mln in the first half of 2007, driven by the strong increase in operating profit. More information can be found in appendix 3.

Net Debt and Finance Costs

Net debt improved by € 47 mln to € 1,371 mln in the first half of 2007 due to strong free cash flow. Net finance costs amounted to € (39) mln in the first half of 2007 compared to € (46) mln in the first half of 2006, driven by lower interest expenses as a result of continued deleveraging and a less adverse impact from foreign exchange fluctuations. More information can be found in appendix 6 and 7.

Shareholders' Equity

Shareholders' equity improved by € 212 mln to € 1,081 mln in the first half of 2007, mainly driven by retained earnings of € 204 mln. An overview of the movements in shareholders' equity can be found in appendix 4.

Events After Balance Sheet Date

On 9 July 2007, Groupe Danone S.A. (Danone) announced its intention to make a recommended cash offer of € 55 per ordinary share for Royal Numico N.V. The consummation of the offer will be subject to at least 66⅔% of the company's issued and outstanding share capital being tendered under the offer. A successful offer by Danone will trigger certain change of control clauses which – among others – will result in the direct vesting of all outstanding stock options and performance shares of members of the Executive Board and senior management. Any effects of this offering are not included in the financial information.

A live and on-demand audio web cast of the joint conference call for media, analyst and investors will start at 09:30 hrs CET today, Friday 3 August 2007.

Appendix 1

Consolidated income statement *(at actual rates)*

Second Quarter 2007	Second Quarter 2006	% change	(€ mln)	First Half Year 2007	First Half Year 2006	% change
730	644	13.4	Sales	1,404	1,277	10.0
2	3	-	Other revenues	7	6	23.3
732	**647**	**13.3**	**Total revenues**	**1,411**	**1,282**	**10.1**
(236)	(200)	18.2	Cost of raw materials and consumables	(441)	(407)	8.5
(148)	(119)	24.1	Personnel costs	(292)	(259)	13.0
(84)	(80)	5.4	Advertising and promotion costs	(160)	(149)	7.5
(119)	(125)	(5.2)	General and administrative costs	(231)	(233)	(0.9)
(12)	(8)	61.9	Depreciation	(25)	(18)	39.0
(5)	(6)	(20.1)	Amortisation and impairment fixed assets	(9)	(10)	(9.3)
7	1	-	Other income	8	2	-
136	110	23.4	Operating profit	259	207	24.8
(19)	(19)	3.0	Net finance costs	(39)	(46)	(16.2)
0	1	-	Share in profit of joint venture	0	1	-
117	92	26.9	Profit before tax	220	162	35.6
13	(26)	-	Income tax expense	(16)	(47)	(67.9)
130	67	95.8	Profit from continuing operations	204	115	78.0
-	(1)	-	Net loss from discontinued operations	-	(2)	-
130	65	99.5	Profit for the period	204	113	81.3
			Attributable to:			
130	65	100.0	Equity holders	204	112	81.8
0	0	-	Minority interest	0	0	-
0.67	**0.34**	**97.0**	**Basic earnings per share (€)**	**1.06**	**0.59**	**79.1**
0.63	**0.32**	**94.6**	**Diluted earnings per share (€)**	**1.00**	**0.57**	**76.4**

Number of shares outstanding

Q2 07	Q2 06	(mln)	HY 07	HY 06
194.10	191.04	At period end	194.10	191.04
193.45	190.51	Period average	193.10	190.32
212.78	211.33	Diluted	212.53	211.28

Appendix 2

Consolidated balance sheet

(€ mln)	30 June 2007		31 December 2006	
Intangible assets		2,150		2,132
Property, plant and equipment (PP&E)		465		438
Financial assets		8		12
Deferred income tax assets		295		303
Non-current assets	**2,918**		**2,885**	
Inventories		319		252
Trade receivables		329		312
Other receivables		88		89
Cash and cash equivalents		215		280
Current assets	**951**		**933**	
Non-current assets held for sale		22		23
Total assets	**3,891**		**3,841**	
Capital and reserves attributable to equity holders		1,081		869
Minority interest		3		4
Total equity	**1,084**		**873**	
Borrowings		1,315		1,491
Employee benefits		97		101
Provisions		6		6
Deferred income tax liabilities		348		377
Derivative financial instruments		38		30
Other financial liabilities		81		67
Non-current liabilities	**1,885**		**2,072**	
Trade payables		409		374
Other payables		220		251
Current income tax liabilities		50		80
Borrowings		226		171
Provisions		16		14
Derivative financial instruments		1		6
Current liabilities	**922**		**896**	
Total equity and liabilities	**3,891**		**3,841**	

More detailed information can be found in appendix 7.

Appendix 3

Consolidated cash flow statement

(€ mln)	First Half Year			
	2007		2006	
Operating profit	**259**		**207**	
Adjustments:				
Depreciation		26		22
Amortisation and impairment		9		10
Movement in provisions		(2)		(12)
Net change in trade working capital		(44)		11
Net change in non-trade working capital		(12)		(21)
Other		16		11
	(7)		21	
Cash generated from operations	**252**		**228**	
Interest received		7		7
Interest paid		(33)		(41)
Income tax paid		(71)		(26)
	(97)		(60)	
Cash flow from operating activities	**155**		**168**	
Investing activities				
Proceeds of sale of PP&E		5		12
Capital expenditures		(74)		(58)
Acquisition EAC Nutrition / Golden Circle		-		(1,206)
Investments in subsidiaries		(31)		-
Proceeds from divestments		-		10
Loan repayments received from third parties		2		-
Cash flow from investing activities	**(98)**		**(1,242)**	
Financing activities				
Use / (Redemption) of LT loans		(170)		(190)
Use / (Redemption) of ST loans		30		11
Use / (Redemption) of commercial paper		21		71
Issued shares		18		10
Dividends paid		(23)		(14)
Cash flow from financing activities	**(124)**		**(112)**	
Exchange rate differences		-	-	
Change in cash (equivalents) and bank overdrafts	**(67)**		**(1,186)**	
Cash (equivalents) and bank overdrafts 1 January	**234**		**1,426**	
Bank overdrafts 1 January	(46)		(31)	
Cash (equivalents) and bank overdrafts 30 June	**167**		**240**	
Bank overdrafts 30 June	(48)		(45)	
Free cash flow*	**57**		**132**	

* *Cash flow from operating activities minus cash flow from investing activities and excluding payments relating to acquisitions*

Appendix 4

Reconciliation of organic and reported sales growth

Second Quarter 2007			(%)	First Half 2007		
Baby	Clinical	Total		Baby	Clinical	Total
15.0	**15.5**	**15.1**	**Organic sales growth**	**11.5**	**14.8**	**12.4**
0.4	(6.8)	(1.6)	Acquisitions / divestments	0.5	(7.0)	(1.5)
(0.4)	0.2	(0.2)	Currency translation effect	(1.4)	(0.3)	(1.2)
15.0	**8.9**	**13.3**	**Growth continued business**	**10.6**	**7.5**	**9.7**
		0.1	Business to be divested			0.3
		13.4	Reported sales growth			10.0

Reconciliation of EBITA and operating profit

Q2 07	Q2 06	(€ mln)	HY 07	HY 06
142	**121**	**EBITA as reported**	**268**	**239**
(0)	(8)	Exceptionals	(0)	(25)
(5)	(3)	Amortisation	(9)	(7)
136	**110**	**Operating profit as reported**	**259**	**207**

Reconciliation of profit and normalised profit

Q2 07	Q2 06	(€ mln)	HY 07	HY 06
130	**65**	**Profit attributable to equity holders**	**204**	**112**
-	1	Net loss from discontinued operations	-	2
(44)	6	Exceptionals (net of tax)	(44)	21
86	**73**	**Normalised profit attributable to equity holders**	**160**	**136**

Movements in shareholders' equity

(€ mln)	
Shareholders' equity at 31 December 2006	**869**
Profit for the period	204
Net expense charged directly against equity	(3)
Dividends paid	(23)
Issued share capital – stock options	19
Costs of stock options	16
Other movements	(1)
Shareholders' equity at 30 June 2007	**1,081**

Appendix 5

Information by activity – First half 2007

SALES (€ mln)	First half 2007	First half 2006	% change comparable	% change actual
Baby Food	1,013	916	11.5	10.6
Clinical Nutrition	384	357	14.8	7.5
Sales continued business	**1,396**	**1,273**	**12.4**	**9.7**
Businesses to be divested	8	4	-	-
Total Sales	1,404	1,277	-	10.0

EBITA (€ mln)	First half 2007	First half 2006	% change comparable	% change actual
Baby Food	192	175	11.3	9.6
Clinical Nutrition	102	93	14.9	9.1
Non-allocated	(26)	(25)		
EBITA continued business	**267**	**244**	**13.6**	**9.5**
Businesses to be divested	1	(5)	-	-
Total EBITA	268	239	-	12.2

EBITA margin (%)	First half 2007	First half 2006	change in bps comparable	change in bps Actual
Baby Food	18.9	19.2	(10)	(30)
Clinical Nutrition	26.5	26.1	10	40
EBITA margin continued business	**19.1**	**19.2**	**20**	**(10)**
Total EBITA as a % of sales	19.1	18.9	0	20

Appendix 5

Information by activity – Second quarter 2007

SALES *(€ mln)*	Second quarter 2007	2006	% change comparable	actual
Baby Food	528	459	15.0	15.0
Clinical Nutrition	200	184	15.5	8.9
Sales continued business	**728**	**643**	**15.1**	**13.3**
Businesses to be divested	2	1	-	-
Total Sales	730	644	-	13.4

EBITA *(€ mln)*	Second quarter 2007	2006	% change Comparable	actual
Baby Food	101	87	16.4	15.6
Clinical Nutrition	54	48	15.9	11.5
Non-allocated	(13)	(13)		
EBITA continued business	**141**	**123**	**17.7**	**14.7**
Businesses to be divested	0	(2)	-	-
Total EBITA	142	121	-	16.9

EBITA margin *(%)*	Second quarter 2007	2006	change in bps comparable	Actual
Baby Food	19.1	19.0	20	10
Clinical Nutrition	26.7	26.3	10	40
EBITA margin continued business	**19.4**	**19.3**	**40**	**10**
Total EBITA as a % of sales	19.4	19.1	-	30

Appendix 6

Net debt

(€ mln)	30 June 2007	31 Dec. 2006
Convertible loans	350	351
Bank loans	535	705
Senior notes	463	474
Other loans	181	128
Cash and cash equivalents	(167)	(234)
Sub-total net debt	**1,363**	**1,424**
Financial instruments and cross currency swaps	8	(6)
Total net debt	**1,371**	**1,418**

Net finance costs

(€ mln)	Q2 07	Q1 07	Q4 06	Q3 06
Interest expenses	(20)	(20)	(21)	(22)
Interest income	4	4	3	5
Net interest expenses	**(16)**	**(17)**	**(18)**	**(17)**
Other	(1)	(1)	(1)	(1)
Sub-total financial income and expenses	**(17)**	**(18)**	**(19)**	**(19)**
Financial instruments and currency translation effects	(2)	(2)	(3)	(3)
Total net finance costs	**(19)**	**(20)**	**(22)**	**(22)**

Appendix 7

Additional notes to the financial information

Consolidated interim statement of recognised income and expense

(€ mln)	1 Jan. 2007 – 30 June 2007	1 Jan. 2006 – 30 June 2006
Fair value gains cash flow hedges (net of tax)	4	9
Exchange rate differences	(5)	(89)
Income tax rate adjustments	(2)	-
Net result recognised directly in equity	**(3)**	**(80)**
Profit for the period	204	113
Total recognised income for the period	**201**	**33**
Attributable to:		
Equity holders	**201**	**32**
Minority interest	-	1

Reconciliation of the nominal and effective tax rate

(%)	1 Jan. 2007 – 30 June 2007	1 Jan. 2006 – 30 June 2006
Nominal Dutch tax rate	25.5	29.6
Non-deductible expenses / non-taxable income	1.6	5.0
Differences in tax rate foreign entities	0.6	(2.5)
Movement in tax provision / valuation allowance	(0.9)	(2.7)
Non-recoverable tax on intercompany dividends	1.6	-
	28.4	29.4
Movement tax rate Germany	1.0	-
Movement tax rate Denmark	(11.0)	-
Adjustment tax position in the Netherlands	(11.5)	-
Effective tax rate	**6.9**	**29.4**

Property, plant and equipment

(€ mln)	2007	2006
Carrying amount 1 January	438	336
Additions	54	42
Business combinations	-	48
Depreciation*	(25)	(22)
Impairment charges	-	(4)
Disposals	(2)	(8)
Exchange rate differences	-	(6)
Carrying amount 30 June	**465**	**386**

* Depreciation includes profit on disposals

Appendix 7

Intangible assets

(€ mln)	2007	2006
Carrying amount 1 January	2,132	767
Additions*	31	39
Business combinations	-	1,374
Amortisation	(9)	(6)
Exchange rate differences	(4)	(80)
Carrying amount 30 June	**2,150**	**2,094**

*Additions in 2007 mainly relate to the increase of the estimated exercise price of the put option on shares in Nutricia Poland B.V. (€ 14 mln) and software (€ 13 mln).

Borrowings

Non-current borrowings can be specified as follows:

(€ mln)	30 June 2007	31 Dec. 2006
Credit facility	455	625
Other bank loans	80	80
US private placements*	463	474
Convertible debenture loan 2003	307	302
Convertible personnel debenture loans	5	5
Finance lease liabities	5	5
	1,315	**1,491**

* Movement in the US Private Placements is mainly caused by exchange rate movements.

Credit facility

(€ mln)	2007	2006
Credit facility at 1 January	625	1,090
Increase	135	15
Redemptions	(305)	(205)
Credit facility at 30 June	**455**	**900**

Commitments and contingent liabilities

(€ mln)	30 June 2007	31 Dec. 2006
Operating lease commitments	86	87
Purchase commitments	232	171
Capital commitments	49	19
Other	22	13
	389	**290**

Appendix 8

GENERAL INFORMATION

This interim financial report has been prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Commission. All accounting policies have been consistently applied to the 2006 comparatives. It is to be noted that totals might deviate from the sum of the individual inputs due to rounding. It is to be noted that all numbers in this report are unaudited.

WARNING ABOUT FORWARD-LOOKING STATEMENTS

Some statements in this document are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied.

These forward-looking statements are based on current expectations, estimates, forecasts and projections and our beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning Numico's results or financial position and the other factors discussed in the company's annual report. An overview of the most important financial factors that may affect Numico's results are provided in the company's most recent Annual Report.

Given these uncertainties, no assurance can be given as to Numico's future results or financial position. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this document and are neither predictions nor guarantees of future events or circumstances. Numico does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

END